

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Mario Schlosser
Chief Executive Officer
Oscar Health, Inc.
75 Varick Street, 5th Floor
New York, NY 10013

> **Re: Oscar Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 22, 2021**
> **File No. 333-252809**

Dear Mr. Schlosser:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our business activities are subject to ongoing, complex, and evolving regulatory obligations, page 27

1.   We note the statement that you "have in the past, and we may in the future, fail to take actions mandated by federal and/or state laws or regulations...." Please disclose any material past or current failures. In addition describe to us any ongoing failures.

Capitalization , page 69

2.   You disclose in footnote 4 and elsewhere in your filing that the proposed reverse stock split will be effected on or prior to the closing of your offering. Please confirm that although it may be effected prior to closing, it will not be effected prior to effectiveness of

your registration statement. Otherwise, revise the financial statements in your filing to retroactively present the split consistent with the guidance in SAB 4C, have your auditors dual date their report for the impact of the split, and revise your information outside the financial statements to reflect all information on a post-split basis.

3. Please revise the "pro forma as adjusted" description of your Class B Common stock to appropriately reflect the 82,500,000 shares authorized as reflected on page 178 and in the "pro forma" description and to characterize the 35,115,807 shares as being issued and outstanding.

4. Please revise your disclosure to consistently present the repayment of your existing Term Loan Facility. In this regard, we note the following apparent inconsistencies:
    • The narrative description of transactions above the table identifies the Use of Proceeds as a "pro forma as adjusted" transaction yet the carrying value of your Term Loan Facility is not included in your pro forma column as if it is being repaid as a "pro forma" transaction.
    • Although the liability for your Term Loan Facility is removed from your pro forma column and accumulated deficit has increased $11,847,000 (presumably for the after-tax impact of debt extinguishment), your cash and cash equivalents amount does not appear to reflect the $163 million anticipated repayment amount disclosed in footnote 2.
    • The $1,765.3 million amount of cash and cash equivalents reflected in your pro forma as adjusted column appears to reflect only the receipt of $936.3 million in net offering proceeds and $2.7 million for stock option exercises and does not appear to reflect the repayment of your Term Loan Facility.

5. In footnote 1 to the table, you indicate that a $1.00 increase in the offering price will result in a $30.4 million increase in net proceeds. Given the number of shares proposed in your offering, this amount appears to be the gross proceeds. Please revise the amount here and throughout your filing to present your anticipated proceeds net of underwriting discounts and commissions for this hypothetical price increase or tell us why this amount is appropriate.

Selected Consolidated Financial Data, page 75

6. Assuming that your reverse stock split will be effected after the effectiveness of your registration statement, please revise your disclosure to also present your historical loss per share information on a post-split basis for the periods presented so that investors in your offering will readily see the historical loss per share that will be presented in future Exchange Act filings under the guidance in SAB Topic 4C. This comment also applies to your disclosure in Summary Consolidated Financial and Other Data on page 16.

You may contact Michelle Miller at (202) 551-3368 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Keith Halverstam, Esq.